UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Cumulus Media Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

231082108

(CUSIP Number)

February 20, 2014(1)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) The Reporting Persons are making this filing voluntarily.  This date reflects the date that the filing is being made rather than an event which requires the filing of this Statement.

CUSIP No. 231082108

1.	Names of Reporting Persons Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 14,274,296 (see Item 4(a)) (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 14,274,296 (see Item 4(a)) (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,274,296 (see Item 4(a)) (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.1% (see Item 4(b))

12.	Type of Reporting Person (See Instructions) OO

(1)         The 14,274,296 shares reported herein include 3,525,494 shares of Class A Common Stock (as defined below) and Warrants (as defined below) to purchase 10,748,802 shares of Class A Common Stock as further described in Item 4(a).

CUSIP No. 231082108

1.	Names of Reporting Persons Ares Management Holdings L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 14,274,296 (see Item 4(a)) (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 14,274,296 (see Item 4(a)) (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,274,296 (see Item 4(a)) (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.1% (see Item 4(b))

12.	Type of Reporting Person (See Instructions) PN

(1)         The 14,274,296 shares reported herein include 3,525,494 shares of Class A Common Stock and Warrants to purchase 10,748,802 shares of Class A Common Stock as further described in Item 4(a).

CUSIP No. 231082108

1.	Names of Reporting Persons Ares Partners Management Company LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 14,274,296 (see Item 4(a)) (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 14,274,296 (see Item 4(a)) (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,274,296 (see Item 4(a)) (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.1% (see Item 4(b))

12.	Type of Reporting Person (See Instructions) OO

(1)         The 14,274,296 shares reported herein include 3,525,494 shares of Class A Common Stock and Warrants to purchase 10,748,802 shares of Class A Common Stock as further described in Item 4(a).

Item 1.
	(a)	Name of Issuer Cumulus Media Inc.
	(b)	Address of Issuer’s Principal Executive Offices 3280 Peachtree Road, N.W. Suite 2300 Atlanta, Georgia 30305

Item 2.
(a)

Name of Person Filing
Ares Management LLC (“Ares Management”)
Ares Management Holdings L.P. (“Ares Management Holdings”)
Ares Partners Management Company LLC (“APMC” and, together with Ares Management and Ares Management Holdings, the “Ares Filing Persons”)

	(b)	Address of Principal Business Office or, if none, Residence For each Ares Filing Person: 2000 Avenue of the Stars, 12th Floor Los Angeles, CA 90067
	(c)	Citizenship For each Ares Filing Person, Delaware
	(d)	Title of Class of Securities Class A Common Stock
	(e)	CUSIP Number 231082108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J);
	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

Ares Management directly and indirectly manages the following investment vehicles that, as of February 20, 2014, held in the aggregate (i) 3,525,494 shares of Class A common stock (“Class A Common Stock”) of Cumulus Media Inc. (the “Issuer”) and (ii) warrants to purchase 10,748,802 shares of Class A Common Stock (the “Warrants”) as record holders of the individual amounts noted (the “Ares Recordholders”):

Ares Investment Vehicle	Class A Common Stock Owned of Record	Class A Common Stock Subject to Exercise of Warrants Owned of Record
Ares IIIR/IVR CLO Ltd. (“Ares IIIR”)	163,011	—
Ares XXII CLO Ltd. (“Ares XXII”)	48,187	—
Ares Senior Loan Trust (“ASLT”)	30,663	—
Ares Strategic Investment Partners Ltd. (“ASIP I”)	—	823,126
Future Fund Board of Guardians (“ASIP II”)	—	780,227
Ares Strategic Investment Partners III, L.P. (“ASIP III”)	460,830	82,329
Ares Special Situations Fund, L.P. (“ASSF I”)	2,097,379	—
Ares Special Situations Fund I-B, L.P. (“ASSF I-B”)	119,636	1,817,281
DF US BD Holdings LLC (“ASSF I Loans”)	5,242	—
DF US BD Holdings I-B LLC (“ASSF I-B Loans”)	63,420	—
Ares Special Situations Fund III, L.P. (“ASSF III”)	—	4,441,440
Ares Enhanced Credit Opportunities Fund Ltd. (“ECO”)	469,193	2,764,977
Ares Enhanced Loan Investment Strategy IR Ltd. (“ELIS IR”)	65,780	—
Ares Institutional Loan Fund B.V. (“ILF”)	2,153	39,422

No single Ares Recordholder holds (or, upon exercise of the Warrants, would hold) 5% or more of the Class A Common Stock of the Issuer.

Each of the Ares Filing Persons, as a result of the relationships described below, may be deemed to indirectly beneficially own the Class A Common Stock reported on the cover pages to this Schedule 13G for such Ares Filing Person.  The asset manager of Ares IIIR is Ares CLO Management IIIR/IVR, L.P. (“Ares Management IIIR”) and the general partner of Ares Management IIIR is Ares CLO GP IIIR/IVR, LLC (“Ares GP IIIR”).  The investment manager of Ares XXII is Ares CLO Management XXII, L.P. (“Ares Management XXII”) and the general partner of Ares Management XXII is Ares CLO GP XXII, LLC (“Ares GP XXII”).  The investment advisor of ASLT is Ares Senior Loan Trust Management, L.P. (“ASLT Management”) and the general partner of ASLT Management is Ares Senior Loan Trust Management, LLC (“ASLT Management GP”).  The investment manager of ASIP I is Ares Strategic Investment Management LLC (“ASI Management”).  The investment manager of ASIP II is Ares Enhanced Loan Investment Strategy Advisor IV, L.P. (“AELIS IV”) and the general partner of AELIS IV is Ares Enhanced Loan Investment Strategy Advisor IV GP, LLC (“AELIS GP IV”).  The general partner of ASIP III is Ares Strategic Investment GP III, LLC (“ASIP GP III”).  The investment manager of ASSF I Loans is ASSF I.  The investment manager of ASSF I-B Loans is ASSF I-B.  The general partner of ASSF I and ASSF I-B is ASSF Management, L.P. (“ASSF Management”) and the general partner of ASSF Management is ASSF Operating Manager, LLC (“ASSF Operating”).  The general partner of ASSF III is ASSF Management III, L.P. (“ASSF Management III”) and the general partner of ASSF Management III is ASSF Operating Manager III, LLC (“ASSF III Operating”).  The sole shareholder of ECO is Ares Enhanced Credit Opportunities Fund Management, L.P. (“ECO Management”) and the general partner of ECO Management is Ares Enhanced Credit Opportunities Fund Management GP, LLC (“ECO Management GP”).  The investment manager of ELIS IR is Ares Enhanced Loan Management IR, L.P. (“ELIS IR Management”) and the general partner of ELIS IR Management is Ares Enhanced Loan IR GP, LLC (“ELIS IR Management GP”).  The investment manager of ILF is Ares Management Limited (“Ares Management Ltd.” and, together with Ares GP IIIR, Ares GP XXII, ASLT Management GP, ASI Management, AELIS GP IV, ASIP GP III, ASSF Operating, ASSF III Operating, ECO Management GP and ELIS IR Management GP, the “Ares Management Entities”).  We refer to the Ares Recordholders, Ares Management IIIR, Ares Management XXII, ASLT Management, the Ares Management Entities, AELIS IV, ASSF Management, ASSF Management III, ECO Management, ELIS IR Management, and the Ares Filing Persons as the “Ares Entities.”

Ares Management wholly owns or is the sole managing member of each of the Ares Management Entities.  Ares Management is owned by Ares Management Holdings, which, in turn, is controlled by APMC.  APMC is managed by a management committee, which includes Antony Ressler as Chairman.  Because the management committee acts by consensus/majority approval, none of the members of the management committee has sole voting or dispositive power with respect to any shares of Class A Common Stock.  Each of the Ares Entities (other than each Ares Recordholder, with respect to the shares held directly by it) and the members of the management committee and the directors, officers, partners, stockholders, members and managers of the Ares Entities expressly disclaims beneficial ownership of these shares of Class A Common Stock, except to the extent of any pecuniary interest therein.

The Warrants have an exercise price of $0.01 per share and are exercisable only in the Issuer’s sole and absolute discretion on any business day until 5 p.m. New York City Time on June 30, 2030.  The Reporting Persons are making this filing voluntarily even though beneficial ownership of the Warrants may not currently be attributable to the Reporting Persons because the Issuer retains sole and absolute discretion as to whether the Ares Recordholders can exercise the Warrants.

(b)

Percent of class:

The information contained on the cover pages to this Schedule 13G is incorporated herein by reference. The percentage amount is based on an aggregate of (i) 189,115,136 shares of Class A Common Stock outstanding as of October 22, 2013 as reported by the Issuer on its Form 10-Q for the period ending September 30, 2013 and (ii) 10,748,802 shares of Class A Common Stock subject to the exercise of Warrants.

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote The information contained on the cover pages to this Schedule 13G is incorporated herein by reference.
	(ii)	Shared power to vote or to direct the vote The information contained on the cover pages to this Schedule 13G is incorporated herein by reference.
	(iii)	Sole power to dispose or to direct the disposition of The information contained on the cover pages to this Schedule 13G is incorporated herein by reference.
	(iv)	Shared power to dispose or to direct the disposition of The information contained on the cover pages to this Schedule 13G is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 20, 2014

ARES MANAGEMENT LLC

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ARES MANAGEMENT HOLDINGS L.P.
By:	ARES PARTNERS MANAGEMENT COMPANY LLC
Its:	General Partner

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory

ARES PARTNERS MANAGEMENT COMPANY LLC

/s/ Michael Weiner
By: Michael Weiner
Its: Authorized Signatory